PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED MAY 27, 1997)
                       661,157 SHARES

                           [LOGO]

                DUKE REALTY INVESTMENTS, INC.
                        COMMON STOCK
                  ------------------------

     Duke Realty Investments, Inc. (the "Company") is a self-administered and self-managed real estate investment trust that began operations through a related entity in 1972. As of September 30, 1997, the Company owned a diversified portfolio of 278 in-service industrial, office and retail properties, encompassing approximately 34.2 million square feet located in seven states, and 31 buildings and one building expansion encompassing approximately 4.5 million square feet under development. The Company also owned approximately 1,500 acres of land for future development. The Company expects to continue to pay regular quarterly dividends to its shareholders.

  All of the shares of Common Stock offered hereby are being sold  by the Company. The Common Stock is listed on the  New
York  Stock Exchange under the symbol DRE. The last reported sale price for the Common Stock on February 24, 1998 was $22 - 11/16
per share.
                   ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                       THE ACCURACY OR
 ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
                          WHICH IT
  RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                          OFFENSE.

                       PRICE TO          UNDERWRITING       PROCEEDS TO
                       PUBLIC            DISCOUNT (1)       COMPANY (2)
Per Share                  $ 22.6875        $ 1.0209           $ 21.6666
Total                 $14,999,999.44     $674,999.98      $14,324,999.46

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)   Before  deducting  expenses  payable  by  the  Company
  estimated at $25,000.
                     -------------------
  The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made at the offices of Legg Mason Wood Walker, Incorporated, Baltimore, Maryland, on or about February 27, 1998.
                  ------------------------

                   LEGG MASON WOOD WALKER
                        Incorporated
                  ------------------------

        The date of this Prospectus Supplement is February
24, 1998.

   CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING STABILIZING BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS
INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF SEPTEMBER 30, 1997. SHARE AND PER SHARE AMOUNTS IN THIS PROSPECTUS SUPPLEMENT REFLECT THE COMPANY'S TWO-FOR-ONE STOCK SPLIT WHICH OCCURRED ON AUGUST 25, 1997. SEE "RECENT DEVELOPMENTS." ALL REFERENCES TO THE "COMPANY" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE COMPANY AND THOSE ENTITIES OWNED OR CONTROLLED BY THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

   WHEN USED IN THIS PROSPECTUS SUPPLEMENT, THE WORDS "BELIEVES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION  27A OF THE SECURITIES ACT OF 1933, AS AMENDED,  AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK
ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.


                         THE COMPANY

   The Company is a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At September 30, 1997, the Company owned a diversified portfolio of 278 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 34.2 million square feet located in seven states, and 31 buildings and one building expansion encompassing approximately 4.5 million square feet under development. The Company also owned approximately 1,500 acres of unencumbered land (the "Land") for future development, of which approximately 72% is zoned for industrial use and which is typically located adjacent to the Properties. The Company provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Company believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential due to its central location, established manufacturing base, skilled work force and moderate labor costs.

   The Company has developed approximately 52 million square feet of commercial property since its founding including an average of approximately 4.4 million square feet per year during the last five years. In addition, the Company acquired approximately 8.9 million square feet during the three years ended December 31, 1996. During the nine months ended September 30, 1997, the Company placed in service 3.9 million square feet of new development and acquired 3.4 million square feet of property.

   The Company manages approximately 47 million square feet of property, including over 8.2 million square feet owned by third parties. The Company manages approximately 35% and 29% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to more than 1,900 tenants in the Properties, the Company provides such services to over 900 tenants in 92 properties owned by third parties. Based on market data maintained by the Company, the Company believes that it was responsible in the first six months of 1997 for approximately 67% and 34% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Company believes that its dominant position in the primary markets in which it operates gives it a competitive advantage in its real estate activities.

   All of the Company's interests in the Properties and Land are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through Duke Realty Limited Partnership (the "Operating Partnership"). Partnership interests ("Units") in the Operating Partnership may be exchanged by the holders thereof, other than the Company, for Common Stock of the Company on a one-for-one basis. Upon an exchange of Units for Common Stock, the Company's percentage interest in the Operating Partnership will increase. The Company controls the Operating Partnership as the sole general partner and owner, as of September 30, 1997 of approximately 92% of the

Units. In addition, the senior management team of the Company owns approximately 10.75% of the Company through Common Stock and Unit ownership.

    The   following  tables  provide  an  overview  of   the
Properties.

                    SUMMARY OF PROPERTIES
             (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                   PERCENT
                                      ANNUAL       OF TOTAL NET
                          PERCENT     NET          EFFECTIVE      OCCUPANCY
TYPE OF       SQUARE      OF TOTAL    EFFECTIVE    ANNUAL         AT
PROPERTY      FEET        SQ. FT.     RENT (1)     RENT           SEPT. 30, 1997
-----------   ------      --------    ---------    ------------   --------------
Industrial     23,256       68%       $ 83,601        40%           94.5%
Office          9,292       27%        109,720        53%           96.6%
Retail          1,692        5%         15,601         7%           96.3%
               ------      ----        -------       ----
Total          34,240      100%       $208,922       100%           95.1%
               ======      ====        =======       ====

(1) Represents annual net effective rent due from tenants in occupancy as of September 30, 1997. Net effective rent ("Net Effective Rent") equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

 SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
(IN THOUSANDS, EXCEPT PERCENTAGES)

                                SQUARE FEET                           % OF
                  -------------------------------------------         ANNUAL
                                                         NET          NET
PRIMARY                                           % OF   EFFECTIVE    EFFECTIVE
MARKET       INDUSTRIAL  OFFICE   RETAIL   TOTAL  TOTAL  RENT (1)     RENT
------------ ----------  ------   ------   ------ -----  ----------   ----------
Indianapolis   13,624     1,458      194    15,276   45%   $ 62,834      30%
Cincinnati      4,255     3,159      781     8,195   24      58,886      28
Columbus        2,071     1,481      219     3,771   11      26,362      13
St Louis        1,188       998       --     2,186    6      18,038       9
Cleveland         790     1,201       --     1,991    6      16,841       8
Chicago            --       995       --       995    3      15,199       7
Nashville         634        --       --       634    2       4,333       2
Other (2)         694        --      498     1,192    3       6,429       3
               ------     -----    -----    ------  ----    -------     ----
Total          23,256     9,292    1,692    34,240  100%   $208,922     100%
               ======     =====    =====    ======  ====    =======     ====
Percent of
Total
Square Feet       68%       27%       5%      100%


(1) Represents annual Net Effective Rent due from tenants in occupancy as of September 30,1997, excluding additional rent due as a result of operating expense reimbursements, landlord allowances for operating expenses and percentage rents.
(2) Represents properties not located in the Company's primary markets. These properties are located in other similar Midwestern markets.

                     RECENT DEVELOPMENTS

OPERATING PERFORMANCE, DIVIDEND INCREASE AND STOCK SPLIT

   For the nine months ended September 30, 1997, the Company reported the following information as compared to the same period in 1996.

                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,
                                                  -----------------
                                                   1997       1996
                                                  ------     ------
                                                   (IN THOUSANDS)
Net income available for common shareholders      $ 46,593  $ 35,425
Revenues                                           173,707   130,234
Funds From Operations                               74,130    55,113
Cash flow provided by (used by):
  Operating activities                             110,138    69,103
  Investing activities                            (380,536) (202,507)
  Financing activities                             439,196   139,600

For the fourth quarter ended December 31, 1997, the Company reported net income available for common shareholders of $19.4 million on revenues of $78.4 million, which represents a significant increase from $15.4 million and $50.9 million, respectively, for the fourth quarter of 1996. Funds from Operations also increased to $33.1 million for the fourth quarter of 1997 from $21.0 million for the fourth quarter of 1996.

   On October 23, 1997, the Company's Board of Directors raised its regular quarterly common dividend from $.295 per share to $.30 per share, payable on November 28, 1997 to common shareholders of record on November 14, 1997. This dividend equals $1.20 on an annualized basis. On January 29, 1998, the Company's Board of Directors declared a regular quarterly common dividend of $.30 per share, payable on February 27, 1998 to common shareholders of record on February 13, 1998. The Company effected a two-for-one split of its common stock (the "Stock Split") which was paid on August 25, 1997 to common shareholders of record on
August 18, 1997. Share and per share amounts in this Prospectus Supplement have been restated to reflect the effect of the Stock Split.

FINANCING

   In July 1997, the Company issued 3.0 million Depositary Shares, each representing 1/10 of a Series B Cumulative Step-Up Redeemable Preferred Share, raising net proceeds of $146.1 million. These securities are not redeemable prior to September 30, 2007 and offer a cumulative distribution of 7.99% through September 2012, and 9.99% thereafter. The proceeds of this financing were fully used to reduce the outstanding balance on the Company's unsecured line of credit and to fund the development and acquisition of additional rental properties.

   The Company issued $100 million of unsecured Pass-through Asset Trust Securities ("PATS") on August 21, 1997. The PATS bear interest at a coupon rate of 6.95% and mature on August 15, 2004. The effective rate of the PATS is 7.347%, which includes the effect of the settlement of a forward Treasury lock agreement which the Company entered into in April 1997. The Company and an affiliate of the placement agent for the PATS can effectively agree to reset the interest rate and remarket the underlying notes with a maturity of August 15, 2011.

   The Company reduced the interest rate on its $150.0 million unsecured line of credit from the 30-day London Interbank Offered Rate ("LIBOR") plus 1.25% to LIBOR plus 1.00% effective March 27, 1997. Effective August 28, 1997, the unsecured line of credit was increased to $200.0 million and the interest rate was reduced to LIBOR plus .80%. This line of credit also includes a "competitive bid option" and matures in April 2001.

   In September 1997, the Company issued approximately 10.5 million shares of its Common Stock for public sale through a group of underwriters, raising net proceeds of $214.4 million. The Company also issued 926,280 shares of Common Stock to a unit trust, raising net proceeds of approximately $18.9 million.

DEVELOPMENT AND ACQUISITIONS

   During the first eleven months of 1997, the Company completed development of and placed in service 28 properties and two property expansions comprising 5.3 million square feet at a total cost of $197.9 million. The Company had 21 properties and two property expansions under development at November 30, 1997 comprising 4.2 million square feet which will have a total cost of $203.4 million upon completion. Also during the first eleven months of 1997, the Company acquired 83 properties with 8.3 million square feet at a total cost of $558.9 million.

   These property additions (the "New Properties"), totaling
17.9 million square feet, consist of 72% industrial, 25% office and 3% retail projects. The total cost of the New Properties is expected to be $994.4 million. At November 30, 1997, the New Properties which have been placed in service are 92% leased, and the New Properties under construction are 62% pre-leased for a combined total of 85% leased. The New Properties are expected to provide a weighted average unleveraged stabilized return on cost (computed as property annual contractual net operating income ("NOI") divided by total project costs) of 10.7% with anticipated leasing activity. The annual contractual NOI to be generated from the New Properties, once placed in service, will be $106.0 million with anticipated additional leasing.

   The Company's expectations of total cost and weighted average unleveraged stabilized return on cost constitute forward-looking information that is subject to risks inherent in the completion of construction of the properties under development and the leasing of any unleased portion of the properties. Such risks could cause actual results to differ materially from the Company's expectations.

   The following table sets forth information regarding each of the New Properties as of November 30, 1997.

In-Service or
Anticipated                                                           Property
In-Service Date   Project/Tenant                  Location            Type
---------------   -------------------------       ------------------  ----------
 DEVELOPMENT COMPLETED IN 1997:
1st Qtr. 1997     Park Fletcher Building 33       Indianapolis, IN    Industrial
1st Qtr. 1997     Dukeport  2                     St.  Louis,   MO    Industrial
2nd Qtr. 1997     Silver Burdett Ginn Exp.        Indianapolis, IN    Industrial
2nd Qtr. 1997     Vanstar                         Indianapolis, IN    Industrial
2nd Qtr. 1997     North Airport Park Bldg. 2      Indianapolis, IN    Industrial
2nd Qtr. 1997     Pamida                          Lebanon,   IN       Industrial
2nd Qtr. 1997     Skyport Building 1              Cincinnati, OH      Industrial
2nd Qtr. 1997     Parkwood Place                  Columbus, OH        Office
2nd Qtr. 1997     Purity  Wholesale               Lebanon,   IN       Industrial
3rd Qtr. 1997     Freedom Square III              Cleveland, OH       Office
3rd Qtr. 1997     Sofa Express - Florence         Florence, KY        Retail
3rd Qtr. 1997     Mr.  Coffee                     Cleveland,  OH      Industrial
3rd Qtr. 1997     Southpointe  C                  Columbus,   OH      Industrial
3rd Qtr. 1997     Three Parkwood                  Indianapolis, IN    Office
4th Qtr. 1997     Beiersdorf                      Cincinnati, OH      Industrial
4th Qtr. 1997     Haywood Oaks Building 8         Nashville, TN       Industrial
4th Qtr. 1997     Anthem                          Cincinnati, OH      Office
4th Qtr. 1997     4660 Governor's Pointe          Cincinnati, OH      Office
4th Qtr. 1997     Compmanagement                  Columbus, OH        Office
4th Qtr. 1997     Southpointe Building D          Columbus, OH        Industrial
4th Qtr. 1997     Hamilton Crossing Building 2    Indianapolis, IN    Office
4th Qtr. 1997     Park 100 Building 133           Indianapolis, IN    Industrial
4th Qtr. 1997     Landerbrook Corporate Ctr.      Cleveland, OH       Office
4th Qtr. 1997     Gov. Point Retail No.(Lowes)    Cincinnati, OH      Retail
4th Qtr. 1997     Mosteller  II                   Cincinnati, OH      Industrial
4th Qtr. 1997     Park Fletcher Building 34       Indianapolis, IN    Industrial
4th Qtr. 1997     Southpointe Building E          Columbus, OH        Industrial
4th Qtr. 1997     Park 100 Building 132           Indianapolis, IN    Office
4th Qtr. 1997     Biggs B-Shoppes                 Cincinnati, OH      Retail
4th Qtr. 1997     Fountain Place                  Cincinnati, OH      Retail

In-Service or
Anticipated                                                           Property
In-Service Date   Project/Tenant                  Location            Type
---------------   ------------------------        ------------------  ----------
UNDER DEVELOPMENT:
4th Qtr. 1997     Park Fletcher Building 35       Indianapolis, IN    Industrial
4th Qtr. 1997     Dukeport  3                     St.  Louis,   MO    Industrial
1st Qtr. 1998     Prentice  Hall                  Lebanon,   IN       Industrial
1st Qtr. 1998     Software Artistry               Indianapolis, IN    Office
1st Qtr. 1998     World Park Building 28          Cincinnati, OH      Industrial
1st Qtr. 1998     Woodland Corporate Ctr. 1       Indianapolis, IN    Office
1st Qtr. 1998     Park Fletcher Building 36       Indianapolis, IN    Industrial
2nd Qtr. 1998     Rings Road Office Building      Columbus, OH        Office
2nd Qtr. 1998     World Park Building 29          Cincinnati, OH      Industrial
2nd Qtr. 1998     Dukeport  4                     St.  Louis,   MO    Industrial
2nd Qtr. 1998     Sterling 4                      Columbus, OH        Office
2nd Qtr. 1998     MCI                             St. Louis, MO       Office
2nd Qtr. 1998     Westport  Center  I             St. Louis, MO       Industrial
2nd Qtr. 1998     Park 100 Building 134           Indianapolis, IN    Industrial
2nd Qtr. 1998     Fountain Parkway Bldg. B        Cleveland, OH       Industrial
2nd Qtr. 1998     Strongville Park 82, Bldg. B    Cleveland, OH       Industrial
2nd Qtr. 1998     Thompson Expansion              Indianapolis, IN    Industrial
2nd Qtr. 1998     Franklin Road Expansion         Indianapolis, IN    Industrial
3rd Qtr. 1998     Creekside Crossing One          Nashville, TN       Office
3rd Qtr. 1998     Governors Pointe 4680 Bldg.     Cincinnati, OH      Office
3rd Qtr. 1998     Western Hills Marketplace       Cincinnati, OH      Retail
3rd Qtr. 1998     Four Parkwood                   Indianapolis, IN    Office
4th Qtr. 1998     Tri-County Marketplace          Cincinnati, OH      Retail

1997 ACQUISITIONS:
2nd Qtr. 1997     NGIC/Pointe 70                  St. Louis, MO       Office
2nd Qtr. 1997     Dyment/Johnson Controls         Cleveland, OH       Industrial
2nd Qtr. 1997     Central Park of Lisle           Chicago, IL         Office
2nd Qtr. 1997     8555 Keystone Crossing          Indianapolis, IN    Office
2nd Qtr. 1997     Sun TV                          Columbus, OH        Industrial
3rd Qtr. 1997     7910 and 7320 Kentucky Dr.      Cincinnati, OH      Industrial
3rd Qtr. 1997     One Ashview                     Cincinnati, OH      Office
3rd Qtr. 1997     Remington Buildings             Cincinnati, OH      Office
3rd Qtr. 1997     Executive Towers                Chicago, IL         Office
3rd Qtr. 1997     Riverport  Properties           St. Louis, MO       Off/Indust
3rd Qtr. 1997     6111 Oaktree Boulevard          Cleveland, OH       Office
4th Qtr. 1997     Blue Ash Office Center VI       Cincinnati, OH      Office
4th Qtr. 1997     Baur Portfolio                  St.  Louis, MO      Off/Indust
4th Qtr. 1997     Solon Industrial Buildings      Cleveland, OH       Industrial
4th Qtr. 1997     RL Johnson Portfolio            Minneapolis, MN     Industrial

 In-Service or                                   Percent
 Anticipated       Percentage    Square          Leased or        Initial  Lease
 In-Service Date   Ownership     Feet            Pre-Leased (1)   Term (2)
 ---------------   ----------    ----------      --------------   -------------
 DEVELOPMENT COMPLETED IN 1997:
 1st Qtr. 1997        50%           112,710        100%              5 years
 1st Qtr. 1997       100%           244,800         65%              5 years
 2nd Qtr. 1997       100%           183,950        100%              7 years
 2nd Qtr. 1997       100%           415,680        100%             10 years
 2nd Qtr. 1997       100%           377,280        100%              5 years
 2nd Qtr. 1997       100%           200,000        100%             10 years
 2nd Qtr. 1997       100%           316,800        100%              5 years
 2nd Qtr. 1997       100%           156,000        100%             15 years
 2nd Qtr. 1997       100%           556,248        100%             10 years
 3rd Qtr. 1997       100%            71,025         78%               Varies
 3rd Qtr. 1997       100%            20,250        100%             10 years
 3rd Qtr. 1997       100%           458,000        100%             15 years
 3rd Qtr. 1997       100%           322,000         78%              8 years
 3rd Qtr. 1997       100%           121,246         89%              7 years
 4th Qtr. 1997       100%           252,000        100%             10 years
 4th Qtr. 1997       100%            71,610        100%              5 years
 4th Qtr. 1997       100%            78,240        100%             10 years
 4th Qtr. 1997       100%            76,465         91%               Varies
 4th Qtr. 1997       100%            68,700        100%             15 years
 4th Qtr. 1997       100%           116,520         35%             15 years
 4th Qtr. 1997       100%            32,800         77%             10 years
 4th Qtr. 1997       100%            20,530        100%             15 years
 4th Qtr. 1997       100%           110,148         63%               Varies
 4th Qtr. 1997       100%           128,747        100%             20 years
 4th Qtr. 1997       100%           261,440         71%             10 years
 4th Qtr. 1997        50%           230,400         56%              5 years
 4th Qtr. 1997       100%            82,520          0%                  N/A
 4th Qtr. 1997       100%            27,600        100%             10 years
 4th Qtr. 1997       100%            13,000        100%              5 years
 4th Qtr. 1997        25%           207,170         95%             20 years
                                  ---------
                                  5,333,879         89%
                                  ---------


 In-Service or                                   Percent
 Anticipated       Percentage    Square          Leased  or       Initial Lease
 In-Service Date   Ownership     Feet            Pre-Leased (1)   Term (2)
 ---------------   ----------    ----------      --------------   -------------
 UNDER DEVELOPMENT:
 4th Qtr. 1997        50%            96,000         67%              5 years
 4th Qtr. 1997       100%           214,400          0%                  N/A
 1st Qtr. 1998       100%           577,340        100%             10 years
 1st Qtr. 1998       100%           108,273         75%             15 years
 1st Qtr. 1998       100%           220,160         87%              5 years
 1st Qtr. 1998       100%            77,125         74%             10 years
 1st Qtr. 1998        50%            52,800          0%                  N/A
 2nd Qtr. 1998       100%           145,000         20%             10 years
 2nd Qtr. 1998       100%           452,000        100%             10 years
 2nd Qtr. 1998       100%           153,600          0%                  N/A
 2nd Qtr. 1998       100%            94,219        100%             15 years
 2nd Qtr. 1998       100%            97,356        100%             10 years
 2nd Qtr. 1998       100%           177,600          0%                  N/A
 2nd Qtr. 1998       100%           110,400         41%              5 years
 2nd Qtr. 1998       100%           108,000          0%                  N/A
 2nd Qtr. 1998       100%            72,000          0%                  N/A
 2nd Qtr. 1998        50%           740,155        100%             10 years
 2nd Qtr. 1998       100%           150,000          0%                  N/A
 3rd Qtr. 1998       100%           112,800          0%                  N/A
 3rd Qtr. 1998       100%           126,102          0%                  N/A
 3rd Qtr. 1998       100%           149,000         88%               Varies
 3rd Qtr. 1998       100%           130,436          0%                  N/A
 4th Qtr. 1998       100%            74,174        100%             15 years
                                  ---------        ----
                                  4,238,940         62%
                                  ---------        ----
 1997 ACQUISITIONS:
 2nd Qtr. 1997       100%           215,549         99%               Varies
 2nd Qtr. 1997       100%           331,550         91%             10 years
 2nd Qtr. 1997        50%           345,200         96%               Varies
 2nd Qtr. 1997       100%            75,545         94%               Varies
 2nd Qtr. 1997       100%           789,175        100%              5 years
 3rd Qtr. 1997       100%           132,274        100%               Varies
 3rd Qtr. 1997       100%           120,853        100%              5 years
 3rd Qtr. 1997       100%            76,556        100%              5 years
 3rd Qtr. 1997       100%           649,842         97%             12 years
 3rd Qtr. 1997       100%           582,091        100%              8 years
 3rd Qtr. 1997       100%            70,906         62%              5 years
 4th Qtr. 1997       100%            35,603         90%              7 years
 4th Qtr. 1997       100%           982,114         99%             12 years
 4th Qtr. 1997       100%           674,432         92%              5 years
 4th Qtr. 1997       100%         3,224,301         88%              8 years
                                 ----------
                                  8,305,991         94%
                                 ----------
                                 17,878,810         85%
                                 ==========

(1) Represents  completed leasing activity  through  November 30, 1997.
(2) Represents  lease term of the building's  primary  tenant or tenants.

RECENT ACQUISITIONS

   During  the fourth quarter of 1997, the Company purchased
two   large  portfolios  of  properties  in  St.  Louis  and
Minneapolis (the "Recent Acquisitions") for an aggregate purchase price of approximately $297.9 million.

  The following describes each of the Recent Acquisitions.

   BAUR PROPERTIES. In October 1997, the Company acquired Baur Properties' existing rental properties and operations in St. Louis. Baur Properties has been in operation in St. Louis for over 43 years and is one of the leading suburban office developers and operators in the Midwest. The Baur rental property portfolio consists of eight suburban office buildings totaling 904,000 square feet and three industrial buildings totaling 78,000 square feet. Seven of the suburban office projects are located in Maryville Centre, one of the premier suburban office parks in St. Louis. The acquisition also included undeveloped land to accommodate approximately one million square feet of additional suburban office development and the property management and development operations of Baur Properties. Accordingly, Edward T. Baur, the Chairman of Baur Properties, became Vice President and General Manager of the Company's St. Louis operations. Along with its existing operations in St. Louis, the Company believes this acquisition will make it the dominant real estate developer in this market. The Company believes this acquisition is in accordance with its strategy of dominating its Midwestern markets.

   R.L. JOHNSON PROPERTIES. In October 1997, the Company acquired R.L. Johnson Company's existing rental properties and operations in Minneapolis. R.L. Johnson Company has been in operation for over 34 years and is one of the leading developers and operators of industrial real estate in Minneapolis. The R.L. Johnson rental property portfolio consists of 41 industrial buildings totaling 3.2 million square feet. Robb Johnson, the President of R.L. Johnson Company, became Vice President and General Manager of the Company's Minneapolis operations. The Company believes this acquisition is in accordance with its strategy of dominating its Midwestern markets.


                       USE OF PROCEEDS

   The net proceeds to the Company from the sale of the Common Stock offered hereby are expected to be approximately $14.3 million. The Company presently intends to use the net proceeds to retire the outstanding balance on its lines of credit (the "Lines of Credit") and to fund development and acquisition of additional rental properties. See "Recent Developments." The Lines of Credit are expected to have an outstanding balance of approximately $85.0 million on February 27, 1998, bearing interest at LIBOR plus .65% to
 .80%.

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY
   The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The following table sets forth the high and low sale prices of the Common Stock for the periods indicated and the dividend paid per share during each such period. All share price and dividend information has been adjusted to reflect the effect of the Stock Split.

                                    CLOSING PRICES
                                      PER SHARE
                                    -------------            DIVIDENDS
QUARTERLY PERIOD                    HIGH     LOW             PER SHARE
----------------                    ----    -----            ---------
1996
   First Quarter                   $16.25   $14.57            $0.245
   Second Quarter                   15.25    14.19             0.245
   Third Quarter                    16.63    14.50             0.255
   Fourth Quarter                   19.25    16.38             0.255
1997
   First Quarter                    21.44    19.13             0.255
   Second Quarter                   20.81    17.44             0.255
   Third Quarter                    22.81    19.88             0.295
   Fourth Quarter                   25.00    21.38             0.300
1998
   First Quarter (through
    February 24, 1998)              25.00    22.63             0.300


   The  last reported sale price of the Common Stock on  the
New York Stock Exchange on February 24, 1998 was $22 - 11/16
per  share.  As  of  February 19,  1998,  there  were  8,319 registered holders of Common Stock.

   Since its organization in 1986, the Company has paid regular and uninterrupted dividends. The Company intends to continue to declare quarterly dividends on its Common Stock. However, no assurances can be given as to the amounts of future dividends as such dividends are subject to the Company's cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Board of Directors deems relevant. The Company has determined that approximately 1% of the per share distribution for 1996 represented return of capital to the shareholders for income tax purposes. No assurance can be given that such percentage will not change in future years.

          CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    For a discussion of material federal income tax consequences applicable to distributions to shareholders and the Company's election to be taxed as a REIT, see "Federal Income Tax Considerations" in the accompanying Prospectus.

   Prospective purchasers should be aware that the recently enacted Taxpayer Relief Act of 1997 (the "1997 Act") made numerous changes to the Code, including reducing the maximum tax imposed on net capital gains from the sale or exchange of assets held for more than 18 months by individuals, trusts and estates to 20%. This reduced tax rate is effective for sales and exchanges occurring after July 28, 1997. The 1997 Act also makes certain changes to the requirements to qualify as a REIT and to the taxation of REITs and their shareholders.

   The 1997 Act contains significant changes to the taxation of capital gains of individuals, trusts and estates. For gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated to a shareholder by the Company will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by the Company. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the 1997 Act.

   The 1997 Act also includes several provisions that are intended to simplify the taxation of REITs. These provisions are effective for taxable years beginning after the date of enactment of the 1997 Act which, as to the Company, is its taxable year commencing January 1, 1998. First, in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT is deemed to have received as a result of performing such impermissible services does not exceed one percent of all amounts received directly or indirectly by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is at least
150% of the direct cost to the REIT of providing those services. Second, certain non-cash income, including income from cancellation of indebtedness and original issue discount, will be excluded from income in determining the amount of dividends that a REIT is required to distribute. Third, a REIT may elect to retain and pay income tax on any net long-term capital gains and require its shareholders to include such undistributed net capital gains in their income. If a REIT makes such an election, the REIT's shareholders would receive a tax credit attributable to their share of capital gains tax paid by the REIT on the undistributed net capital gain that was included in the shareholders' income, and such shareholders will receive an increase in the basis of their shares in the amount of undistributed net capital gain included in their income reduced by the amount of the credit. Fourth, the 1997 Act repeals the requirement that a REIT receive less than 30% of its gross income from the sale or disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from certain sales of real property held less than four years. Finally, the 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.

PROPOSED TAX LEGISLATION

      On February 2, 1998, President Clinton released his budget proposal for fiscal year 1999 (the "Proposal"). Two provisions contained in the Proposal could affect the Company if enacted in final form. First, the Proposal would prohibit a REIT from owning, directly or indirectly, more than 10% of the voting power or value of all classes of a C corporation's stock (other than the stock of a qualified REIT subsidiary). Currently, a REIT may own no more than 10% of the voting stock of a C corporation, but its ownership of the nonvoting stock of a C corporation is not limited (other than by the rule that the value of a REIT's combined equity and debt interests in a C corporation may not exceed 5% of the value of a REIT's total assets). That provision is proposed to be effective with respect to stock in a C corporation acquired by a REIT on or after the date of "first committee action"(i.e., first action by the House Ways and Means Committee with respect to the provision). If enacted as presently written, that provision would severely limit the use by a REIT of taxable subsidiaries to conduct businesses the income from which would be nonqualifying income if received directly by the REIT.

      Second, the Proposal would require recognition of any built-in gain associated with the assets of a "large" C corporation (i.e., a C corporation whose stock has a fair market value of more than $5 million) upon its conversion to REIT status or merger into a REIT. That provision is proposed to be effective for conversions to REIT status effective for taxable years beginning after January 1, 1999 and mergers of C corporations into REITs that occur after December 31, 1998. This provision would require immediate recognition of gain if, at any time after December 31, 1998, a "large" C corporation merges into the Company.

                        UNDERWRITING

  Subject to the terms and conditions contained in the terms agreement and related underwriting agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to Legg Mason Wood Walker, Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase from the Company, 661,157 shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the Underwriter's obligation to purchase the Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the shares of Common Stock if any shares are purchased.

   The Underwriter intends to deposit the Common Stock offered hereby with the trustee of Legg Mason REIT Trust, February 1998 Series (the "Trust"), a registered unit investment trust under the Investment Company Act of 1940, as amended, in exchange for units of the Trust. If all of the Common Stock so deposited is valued at the last reported sale price for the Common Stock on the NYSE on February 24, 1998, the aggregate underwriting commissions would be $674,999.98. The Underwriter is acting as sponsor and depositor of the Trust, and is therefore considered an affiliate of the Trust.

   In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

   In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

   If the Underwriter creates a short position in the Common Stock in connection with the Offering (i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Common Stock in the open market.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

    Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In the ordinary course of business, the Underwriter has in the past and may in the future from time to time provide investment banking, financial advisory and commercial banking services to the Company and its affiliates for which customary compensation has been and will be received. The Underwriter has acted as one of several representatives of various underwriters in connection with various offerings of the Company's Common Stock in 1993 through 1997.



                        LEGAL MATTERS

      In addition to the legal opinions for the Company referred to under "Legal Opinions" in the accompanying Prospectus, the description of Federal income tax matters contained in this Prospectus Supplement entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Bose McKinney & Evans. The legality of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Hunton & Williams, Richmond, Virginia. Hunton & Williams will rely on Bose McKinney & Evans as to certain matters of Indiana law.

      NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.




661,157 SHARES

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COMMON STOCK
                      TABLE OF CONTENTS
                                                       PAGE
                                                       ----
                    PROSPECTUS SUPPLEMENT
The Company                                            S-3
Recent Developments                                    S-5
Use of Proceeds                                        S-8
Price Range of Common Stock and Dividend History       S-9
Certain Federal Income Tax Considerations              S-10
Underwriting                                           S-12
Legal Matters                                          S-12
                         PROSPECTUS
Available Information                                   2
Incorporation of Certain Documents by Reference         2
The Company and the Operating Partnership               3
Use of Proceeds                                         3
Ratios of Earnings to Fixed Charges                     4
Description of Debt Securities                          4
Description of Preferred Stock                         15
Description of Depositary Shares                       21
Description of Common Stock                            24
Federal Income Tax Considerations                      26
Plan of Distribution                                   33
Legal Opinions                                         34
Experts                                                34

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                    PROSPECTUS SUPPLEMENT
                   -----------------------
                   LEGG MASON WOOD WALKER
                        Incorporated
                      FEBRUARY 24, 1998